SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9/A

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 13)

DUNE ENERGY, INC.

(Name of Subject Company)

DUNE ENERGY, INC.

(Name of Persons Filing Statement)

Common stock, par value $0.001 per share

(Title of Class of Securities)

265338707

(CUSIP Number of Class of Securities)

James A. Watt

Chief Executive Officer and President

Dune Energy, Inc.

811 Louisiana Street, Suite 2300

Houston, Texas 77002

713-229-6300

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

William B. Nelson

Haynes and Boone, LLP

1221 McKinney Street, Suite 2100

Houston, TX 77010

Ph: (713) 547-2084

Fax: (713) 236-5557

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 13 (“Amendment No. 13”) amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”), relating to the tender offer by Eos Merger Sub, Inc., a Delaware corporation (“Merger Subsidiary”) and a wholly owned subsidiary of Eos Petro, Inc., a Nevada corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock of Dune Energy, Inc., a Delaware corporation (“Dune” or the “Company”), at a purchase price of $0.30 per share payable to the holder in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 9, 2014, a copy of which is attached as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by Parent and Merger Subsidiary with the Securities and Exchange Commission on October 9, 2014 (as amended and supplemented from time to time, the “Schedule TO”), and in the related Letter of Transmittal, a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 13. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is amended and supplemented by adding the following text to the end thereof.

“Termination of the Tender Offer.

The Merger Subsidiary’s Offer expired on midnight New York City time on February 27, 2015. After the Offer expired, Parent informed the Company through counsel that it was unable to complete the Offer because the Parent was unable to secure sufficient financing for purposes of funding the Offer as of the expiration time of the Offer, and that none of the Shares validly tendered and not properly withdrawn were purchased in the Offer. According to American Stock Transfer & Trust Company, the depositary for the Offer, as of the expiration of the Offer at midnight New York City time, on February 27, 2015, a total of 72,078,305 Shares were validly tendered and not properly withdrawn pursuant to the Offer, representing 98.73261% of all outstanding Shares, which is sufficient to satisfy the Minimum Tender Condition.

ITEM 9. EXHIBITS.

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated October 9, 2014 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Parent, filed with the Securities and Exchange Commission on October 9, 2014 (the “Schedule TO”)).

(a)(2)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(3)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(6)	Joint Press Release, dated October 9, 2014 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 9, 2014).

(a)(7)	Joint Press Release, dated September 18, 2014 (incorporated by reference to Exhibit (a)(5)(A) to the Schedule TO).

(a)(8)	Opinion of Perella Weinberg Partners LP, dated September 16, 2014 (incorporated by reference to Annex I to the Schedule 14D-9 filed with the Securities and Exchange Commission on October 9, 2014).

(a)(9)	Press Release issued by Parent, dated November 7, 2014 (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO/A filed with the SEC on November 7, 2014).

(a)(10)	Press Release issued by Parent, dated November 21, 2014 (incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO/A filed with the SEC on November 21, 2014).

(a)(11)	Press Release issued by the Company, dated December 22, 2014 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 23, 2014).

(a)(12)	Press Release issued by Parent, dated December 23, 2014 (incorporated by reference to Exhibit (a)(5)(F) to the Schedule TO/A filed with the SEC on December 23, 2014).

(a)(13)	Press Release issued by Parent, dated January 16, 2015 (incorporated by reference to Exhibit (a)(5)(G) to the Schedule TO/A filed with the SEC on January 16, 2015).

(a)(14)	Press Release issued by Parent, dated January 26, 2015 (incorporated by reference to Exhibit (a)(5)(H) to the Schedule TO/A filed with the SEC on January 26, 2015).

(a)(15)	Press Release issued by Parent, dated February 2, 2015 (incorporated by reference to Exhibit (a)(5)(I) to the Schedule TO/A filed with the SEC on February 2, 2015).

(a)(16)	Press Release issued by Parent, dated February 9, 2015 (incorporated by reference to Exhibit (a)(5)(J) to the Schedule TO/A filed with the SEC on February 9, 2015).

(a)(17)	Press Release issued by Parent, dated February 17, 2015 (incorporated by reference to Exhibit (a)(5)(K) to the Schedule TO/A filed with the SEC on February 17, 2015).

(a)(18)	Press Release issued by Parent, dated February 23, 2015 (incorporated by reference to Exhibit (a)(5)(L) to the Schedule TO/A filed with the SEC on February 23, 2015).

(a)(19)	Press Release issued by Parent, dated February 25, 2015 (incorporated by reference to Exhibit (a)(5)(M) to the Schedule TO/A filed with the SEC on February 25, 2015).

(e)(1)	Agreement and Plan of Merger, dated as of September 17, 2014, by and among Parent, Merger Subsidiary, and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 18, 2014).

(e)(2)	Confidentiality Agreement, dated as of July 11, 2014, by and between Company and Parent (incorporated by reference to Exhibit (e)(2) to the Schedule 14D-9 filed with the Securities and Exchange Commission on October 9, 2014).

(e)(3)	Employment Agreement effective as of October 1, 2012, as amended, between the Company and James A. Watt (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 25, 2012).

(e)(4)	Employment Agreement effective as of October 1, 2012, as amended, between the Company and Frank Smith (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 25, 2012).

(e)(5)	Amendment to the Agreement and Plan of Merger, dated November 6, 2014, by and among Parent, Merger Subsidiary, and the Company (incorporated by reference to Exhibit (e)(5) to amendment no. 3 to the Schedule 14D-9 filed with the Securities and Exchange Commission on November 7, 2014).

(e)(6)	Second Amendment to the Agreement and Plan of Merger, dated November 20, 2014, by and among Parent, Merger Subsidiary, and the Company (incorporated by reference to Exhibit (e)(6) to amendment no. 4 to the Schedule 14D-9 filed with the Securities and Exchange Commission on November 21, 2014).

(e)(7)	Third Amendment to the Agreement and Plan of Merger, dated December 22, 2014, by and among Parent, Merger Subsidiary, and the Company (incorporated by reference to Exhibit (e)(7) to amendment no. 5 to the Schedule 14D-9 filed with the Securities and Exchange Commission on December 23, 2014).

(e)(8)	Fourth Amendment to the Agreement and Plan of Merger, dated January 15, 2015, by and among Parent, Merger Subsidiary, and the Company (incorporated by reference to Exhibit (e)(8) to amendment no. 6 to the Schedule 14D-9 filed with the Securities and Exchange Commission on January 16, 2015).

(e)(9)	Fifth Amendment to the Agreement and Plan of Merger, dated January 23, 2015, by and among Parent, Merger Subsidiary, and the Company (incorporated by reference to Exhibit (e)(9) to amendment no. 7 to the Schedule 14D-9 filed with the Securities and Exchange Commission on January 26, 2015).

(e)(10)	Sixth Amendment to the Agreement and Plan of Merger, dated January 30, 2015, by and among Parent, Merger Subsidiary, and the Company (incorporated by reference to Exhibit (e)(10) to amendment no. 8 to the Schedule 14D-9 filed with the Securities and Exchange Commission on February 2, 2015).

(e)(11)	Seventh Amendment to the Agreement and Plan of Merger, dated February 6, 2015, by and among Parent, Merger Subsidiary, and the Company (incorporated by reference to Exhibit (e)(11) to amendment no. 9 to the Schedule 14D-9 filed with the Securities and Exchange Commission on February 9, 2015).

(e)(12)	Eighth Amendment to the Agreement and Plan of Merger, dated February 13, 2015, by and among Parent, Merger Subsidiary, and the Company (incorporated by reference to Exhibit (e)(12) to amendment no. 10 to the Schedule 14D-9 filed with the Securities and Exchange Commission on February 17, 2015).

(e)(13)	Ninth Amendment to the Agreement and Plan of Merger, dated February 20, 2015, by and among Parent, Merger Subsidiary, and the Company (incorporated by reference to Exhibit (e)(13) to amendment no. 11 to the Schedule 14D-9 filed with the Securities and Exchange Commission on February 23, 2015).

(e)(14)	Tenth Amendment to the Agreement and Plan of Merger, dated February 24, 2015, by and among Parent, Merger Subsidiary, and the Company (incorporated by reference to Exhibit (e)(14) to amendment no. 12 to the Schedule 14D-9 filed with the Securities and Exchange Commission on February 25, 2015).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DUNE ENERGY, INC., a Delaware corporation

Dated: March 4, 2015	By:	/s/ JAMES A. WATT
James A. Watt
President and Chief Executive Officer

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